For Immediate Release

Normal Course Issuer Bid Program

MONTRÉAL, March 1, 2018 – BCE Inc. (“BCE”) (TSX, NYSE: BCE) today announced the termination of its previously announced third party share repurchase program under which no common shares were repurchased. BCE’s normal course issuer bid, announced on February 8, 2018, will continue until February 12, 2019, or such earlier date that BCE completes its purchases of common shares, in accordance with its terms.

About BCE

BCE is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca